Exhibit 8.1

List of Principal Subsidiaries of MOL Global, Inc.

Subsidiaries	Place of Incorporation
3 Sept Corporations Co. Ltd.	Thailand
e-Innovations Systems & Networks Thai Co. Ltd.	Thailand
Klom Oderne ve Iletisim Teknolojileri Anonim Şirketi	Turkey
MOL AccessPortal Co Ltd	Thailand
MOL AccessPortal Co., Ltd	Taiwan
MOL AccessPortal Inc,	Philippines
MOL AccessPortal Pte Ltd	Singapore
MOL AccessPortal Pvt Ltd	India
MOL AccessPortal Pty Ltd	Australia
MOL AccessPortal Sdn Bhd	Malaysia
MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil Sanayi Ticaret Anonim Şirketi	Turkey
MOLPay Sdn Bhd	Malaysia
MyCNX Holdings (M) Sdn Bhd	Malaysia
Nganluong Joint Stock Company	Vietnam
PT MOL AccessPortal	Indonesia
Rixty, Inc	United States of America
Rixty Brasil Intermediação e Agenciamento de Negócios Ltda	Brazil
Sept 3 Technology Sdn. Bhd.	Thailand
Sihirli Kule Bilgi Sistemleri Ltd	Northern Cyprus
Uniwiz Trade Sales, Inc	Philippines
Zest Interactive Co. Ltd.	Thailand